UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2004            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated April 20, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated:  April 22, 2004            By:     /s/ Bill O. Wood

                                                          Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

TSX Venture Exchange: SCV.TSXV

OTC PINK SHEETS: SCVTF

LASLEY PROSPECT UPDATE

THREE MORE WELLS COMPLETED

April 20, 2004 – The Company is pleased to announce that the first three wells drilled in 2004 on the Company's Lasley prospect in Oklahoma are now completed.

Sheward #1-31

Cimarex Energy Company (Cimarex), operator of the Sheward Lease in the Lasley prospect, has notified Sovereign that the Sheward 1-31 well has been completed in the Red Fork sands. The well is presently selling gas at a rate of 1.3 Million Cubic Feet of Gas Per Day. Sovereign has a 5.345%+/- working interest in this well.

Rosser #1-11

Questar Exploration and Production Company completed the Rosser #1-11 in the Red Fork sands and the well is flowing at a rate of 731,000 Cubic Feet of Gas Per Day. Sovereign has a 1.7325%+/- working interest in this well.

King #1-32

Cimarex has completed the K ing #1-32 in multiple zones and are presently connecting the zones together to start gas sells. Production rates have not been established but will be released as soon as the Company receives the information. Sovereign has a 4.140635%+/- working interest in the King#1-32 well.

Operation on the fourth 2004 well, the Kardokus #4-10, has begun. The rig is presently drilling at a depth of 10,800 feet and is expected to reach total depth in a couple of weeks. Sovereign has a 14.246011+/-% working interest in the Kardokus #4-10 well.

Additional wells to be drilled in the Lasley Prospect in 2004 are: Stray Cat 1-14, Alley Cat 2-14, Williams 2-9, Kardokus 5-10, Tiger 3-15, and Keck 1-30.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500     Facsimile:(325) 676-8106      Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.